March 3, 2025

Joan Hilson
Chief Financial and Operating Officer
Signet Jewelers Limited
Clarendon House
2 Church Street
Hamilton, HM11
Bermuda

       Re: Signet Jewelers Limited
           Form 10-K for the Fiscal Year Ended February 3, 2024
           File No. 001-32349
Dear Joan Hilson:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services